Exhibit 31.1 (Amended)

CERTIFICATION PURSUANT TO

Rule 13a-14(b) and Section 1350 of Chapter 63

of Title18 of the United States Code (18 U.S.C. 1350).

I, Bedo H. Kalpakian, certify that:

1.

I have reviewed this annual report on Form 20 - F (2005) of Bronx Ventures Inc.

2.

Based on my knowledge, this  ~~annual~~ report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this  ~~annual~~ report;

3.

Based on my knowledge, the financial statements, and other financial information included in this  ~~annual~~ report, fairly present in all material respects the financial condition, results of operations and cash flows of the  ~~registrant~~  company as of, and for, the periods presented in this  ~~annual~~ report;

4.

The company’s other certifying officer(s) and I,  ~~on behalf of the Company~~ , ~~am~~  are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a- ~~14 and~~ 15 (  ~~d~~  e  ~~-~~  ) and 15d-15(e)  ~~14)~~  ) and internal control over financial reporting  ~~for the Company and have~~  (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have :

 ~~a)~~

 ~~designed~~  Designed such disclosure controls and procedures , or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the  ~~Company~~  company , including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this  ~~annual~~ report is being prepared;

b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide a reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

 ~~c)~~

 ~~e~~  E valuated the effectiveness of the  ~~Company’s~~  company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of  ~~a date within 90 days prior to the filing date of this annual report (the "Evaluation Date")~~  the end of the period covered by this report based on such evaluation ; and

d)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and  ~~presented in this annual report my conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;~~

 ~~5.~~

 ~~5.~~

The company’s other certifying officer(s) and I ~~, on behalf of the Company,~~  have disclosed, based on  ~~my~~  our most recent evaluation of internal control over financial reporting, , to the  ~~Company’s~~  company’s auditors and the audit committee of the  ~~registrant's~~  company’s board of  ~~Directors~~  directors (or persons performing the equivalent functions):

 ~~a)~~

 ~~a~~  A ll significant deficiencies and material weaknesses in the design or operation of internal  ~~controls~~  control over financial reporting which are reasonably likely to  ~~could~~  adversely affect the  ~~Company’s~~  company’s ability to record, process, summarize and report financial  ~~data~~  information;  ~~and have identified for the Company’s auditors any material weaknesses in internal controls;~~  and

 ~~b)~~

 ~~any~~  Any fraud, whether or not material, that involves management or other employees who have a significant role in the  ~~Company’s~~  company’s internal  ~~controls~~  control over financial reporting ;  ~~and~~

 ~~6.~~

 ~~I, on behalf of the Company, have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.~~

Date:  May 31, 2006

   “Bedo H. Kalpakian”

Bedo H. Kalpakian

Chief Executive Officer and

Chief Financial Officer